UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2017

Commission File Number: 001-36532

SPHERE 3D CORP.

240 Matheson Blvd. East
Mississauga, Ontario, Canada, L4Z 1X1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[X] Form 20-F        [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [   ]        No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The information contained in this Form 6-K is incorporated by reference into, or as additional exhibits to, as applicable, the registrant's outstanding registration statements.

Subordinated Debt Financing

Overland Storage, Inc., a wholly owned subsidiary of Sphere 3D Corp. (“we” or the “Company”), has entered into a subordinated promissory note purchase agreement, dated December 11, 2017 (the “NPA”), with MF Ventures, LLC (the “Lender”), pursuant to which the Company has issued to the Lender a subordinated promissory note in the aggregate principal amount of $2,000,000 (the “Note”). The Note is unsecured and bears interest at a rate of 12.5% per year and is subordinated in right of payment to our indebtedness to Opus Bank and FBC Holdings S.à.r.l. In addition, the Note is subject to a $300,000 prepayment penalty. The Note matures at the earlier of the date on which we either repay or refinance both the Opus Bank and FBC Holdings indebtedness and December 11, 2020. We did not issue any equity in connection with the NPA or the Note.

The foregoing description of the NPA and the Note does not purport to be complete and is qualified in its entirety by reference to the NPA attached hereto as Exhibit 99.1 and the Note attached hereto as Exhibit 99.2 and incorporated herein by reference.

SUBMITTED HEREWITH

Exhibits

99.1	Subordinated Promissory Note Purchase Agreement dated December 11, 2017

99.2	Subordinated Promissory Note dated December 11, 2017

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPHERE 3D CORP.

Date: December 15, 2017	/s/ Kurt Kalbfleisch
Name: Kurt Kalbfleisch
Title: Chief Financial Officer